UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT DATA CORPORATION’S ANNOUNCEMENT OF THE DIFFERENCES BETWEEN ITS NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL YEARS ENDED MARCH 31, 2016 AND MARCH 31, 2015

On May 10, 2016, the registrant filed with the Tokyo Stock Exchange a notice concerning its subsidiary NTT DATA CORPORATION’s announcement of the differences between its non-consolidated financial results for the fiscal years ended March 31, 2016 and March 31, 2015. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President Investor Relations Office

Date: May 10, 2016

May 10, 2016

Company Name: Nippon Telegraph and Telephone Corporation
Representative: Hiroo Unoura, President and Chief Executive Officer
(Code No.: 9432, First section of Tokyo Stock Exchange)

NOTICE REGARDING NTT DATA CORPORATION’S ANNOUNCEMENT OF THE

DIFFERENCES BETWEEN NON-CONSOLIDATED RESULTS OF OPERATIONS FOR THE

FISCAL YEARS ENDED MARCH 31, 2016 AND MARCH 31, 2015

NTT DATA CORPORATION (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today the differences between its Non-Consolidated Financial Results of operations for the Fiscal Years Ended March 31, 2016 and March 31, 2015. For more details, please see the attached press release by NTT DATA.

The changes will not have a material impact on NTT’s consolidated results of operations.

For further inquiries, please contact:

Hiroshi Setoguchi or Tatsuya Watanabe
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation

Phone:	+81-3-6838-5481
Fax:	+81-3-6838-5499

May 10, 2016

Company Name: NTT DATA CORPORATION

Representative: Toshio Iwamoto, President and Chief Executive Officer

(Code: 9613, First section of Tokyo Stock Exchange)

Contact: Keisuke Kusakabe, Senior Executive Manager,

Investor Relations and Finance Office

Phone: +81-3-5546-9962

Notice Regarding NTT DATA CORPORATION’s Announcement of the Differences between its Non-consolidated Financial Results for the Fiscal Years Ended March 31, 2016 and March 31, 2015

NTT DATA CORPORATION has announced today the differences between its Non-Consolidated Financial Results for the Fiscal Years Ended March 31, 2016 and March 31, 2015, as further described below.

1. Differences in Non-Consolidated Financial Results

	(Millions of yen, except for Net income per share and percentages)
	Operating revenues	Operating income	Ordinary income	Net income	Net income per share
Previous year results (A) (Fiscal Year Ended March 31, 2015)	799,377	63,478	66,976	41,775	148.93 yen
Current period results (B) (Fiscal Year Ended March 31, 2016)	838,344	76,706	78,880	64,279	229.16 yen
Change (B-A)	38,966	13,228	11,904	22,503	—
Percentage Change (%)	4.9	20.8	17.8	53.9	—

2. Reasons for the Differences

As a result of recording an extraordinary gain and other factors, net income for the fiscal year ended March 31, 2016 increased 53.9% from the fiscal year ended March 31, 2015.